UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025705

(CUSIP Number)

Daniel Khoshaba
Alexander Palm Road
Boca Raton, Florida 33432
Telephone Number: (917) 543-0004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 963025705	SCHEDULE 13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSON

Daniel Khoshaba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ☐ ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

		1,105,924
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,105,924
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%(1)

14	TYPE OF REPORTING PERSON

IN

(1)	Calculation based on 9,800,211 shares of common stock, $0.01 par value per share (“Common Stock”), of Wheeler Real Estate Investment Trust, Inc. (the “Company”) outstanding as of May 5, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

CUSIP No. 963025705	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 8 to Schedule 13D amends, as specifically set forth herein, the Schedule 13D filed by the undersigned with the SEC on January 6, 2020, as amended to date.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 12, 2023, Mr. Khoshaba delivered a letter (the “June 12 Letter”) to the Company’s board of directors (the “Board”). In the June 12 Letter, Mr. Khoshaba noted that the Board ignored his two prior letters which detailed Mr. Khoshaba’s dire concerns with the management and financial performance of the Company and urged the Board to address several significant issues that continue to erode of stockholder value. Mr. Khoshaba stated that stockholders forcefully asserted their disapproval with the Board and management by voting in opposition to the Board’s recommendations at the Company’s 2023 annual meeting. Mr. Khoshaba noted that all but one of the Company’s director nominees received more “WITHHOLD” votes than “FOR” votes. Mr. Khoshaba also noted his belief that stockholders clearly recognize that the Board and management are imperiling stockholder value and have placed the Company on a path toward continued and pronounced value destruction. Mr. Khoshaba emphasized that the Board must face the consequential decisions that it has been delaying.

The foregoing description of the June 12 Letter to the Board is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the June 12 Letter to the Board, which is filed hereto as Exhibit A, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit A	Letter to the Board, dated June 12, 2023

CUSIP No. 963025705	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

/s/ Daniel Khoshaba
Daniel Khoshaba

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

June 12, 2023

E. J. Borrack

Kerry G. Campbell

Stefani D. Carter

Saverio M. Flemma

Megan Parisi

Joseph D. Stilwell

Wheeler Real Estate Investment Trust, Inc.

2529 Virginia Beach Blvd, Suite 200

Virginia Beach, Virginia, 23452

Re:	Decisive Losses at the 2023 Annual Meeting Reiterates Need for Urgent Action

Dear Directors:

As you are aware, I am the former CEO of Wheeler Real Estate Investment Trust, Inc. (“Wheeler” or the “Company”) and presently a holder of 11% of the common stock of the Company. Twice over the past two months I have written the Company’s Board of Directors (the “Board”) detailing my dire concerns with the management and financial performance of the Company and urged the Board to address several significant issues that continue to erode stockholder value, and twice the Board has ignored my concerns and failed to develop a plan to address these important matters. It is clear that not only is the Board obviously inward-looking and entrenched, the Board and management have totally lost stockholder confidence.

At this year’s annual meeting, stockholders forcefully asserted their disapproval with the Board and management by voting in opposition to the Board’s recommendations. Notably, all but one of the Company’s director nominees received more “WITHHOLD” votes than “FOR” votes.1 Making matters more clear, stockholders voted against the Company’s say-on-pay proposal, which advisory vote on executive compensation received more “AGAINST” votes than “FOR” votes at the meeting.2 For even the most notoriously poorly managed public companies in corporate history, results like these would constitute catastrophic boardroom failure.

[1]	See the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2023.

[2]	Id.
[3]	See “2023 Policy Guidelines – United States,” published by Glass Lewis on November 17, 2022.

Wheeler Real Estate Investment Trust, Inc.            June 12, 2023

According to Glass Lewis, in a typical year, fewer than 100 directors fail to receive majority support from stockholders.3 That is fewer than 100 directors out of thousands upon thousands of boards, with thousands upon thousands of directors. So, despite being exceedingly rare, six of the Company’s directors yet and still failed to receive majority support! Glass Lewis has a phrase for elections like this in which a nominee fails to receive majority support, but, due to a plurality voting standard for uncontested elections, the nominee still gets elected – a “failed election.”4 Likewise, Institutional Shareholder Services (“ISS”) has found plurality voting standards in uncontested director elections “problematic” for many, many years.5 For these reasons, in addition to plain common-sense, Glass Lewis and ISS, the two most prominent proxy advisors in the world, disfavor plurality voting standards in uncontested elections and believe a majority voting standard represents proper corporate governance. The Board and management failed to even have the decency to have adopted a resignation policy, which could have addressed an absurd outcome like that which manifested at this year’s annual meeting.6 And if the Company refuses to engage with stockholders to address this year’s overwhelmingly negative voting results, the Company risks having Glass Lewis and ISS recommending against each of the Board’s nominees for director at next year’s annual meeting – a rare event for modern corporate democracy. This year’s voting results are a tabulated record of the stockholders’ resounding rebuke of the Board and management.

Stockholders have signaled that urgent changes are needed in the Company’s boardroom, and I have noted for you on two separate occasions that changes must be made to prevent value destruction and to resuscitate the Company’s plunging stock price. What more evidence do the Board and management need? It is imperative that the Board (1) negotiate a settlement with the holders of the Company’s Series D preferred stock, (2) stop issuing deeply discounted preferred securities in lieu of cash interest payments on the 7.00% Subordinated Convertible Notes due 2031 (the “Convertible Notes”), (3) gain control over the Company’s expenses and (4) initiate quarterly conference calls in order to effectively foster transparency.

Stockholders clearly recognize that the Board and management are imperiling stockholder value and have placed the Company on a path toward continued and pronounced value destruction. Board members must immediately stop disregarding stockholders’ interests and making self-interested decisions that appear to insulate themselves from the Company’s performance. For example, Kerry Campbell, a director on the Board, recently sold all of his shares of the Company’s common stock and now fails to hold even a single share of common stock!7 Mr. Campbell only holds Convertible Notes. Who is Mr. Campbell running the Company for – the common stockholders or the noteholders? The Company is now in crisis. Urgent action by the Board and management is necessary. While the Board’s disregard for the Company’s stockholders is consistent with the tone-deafness that stockholders have come to expect, the Board must face the consequential decisions that it has been delaying. The decisions that need to be made are obvious. And, even if they weren’t intrinsically obvious to management, I have made them so in two (now three) separate letters. There is no more time to waste.

Sincerely,

/s/ Daniel Khoshaba

[4]	Id.
[5]	See “United States Proxy Voting Guidelines – Benchmark Policy Recommendations,” published by Institutional Shareholder Services on December 13, 2022.
[6]	Unlike Wheeler, many companies with a plurality voting standard for uncontested director elections have also adopted resignation polices requiring directors who receive a majority of withheld votes to submit their resignations to the board of directors. See “United States Procedures & Policies (Non-Compensation) Frequently Asked Questions,” published by Institutional Shareholder Services on January 17, 2023.
[7]	See Mr. Campbell’s Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC on August 20, 2021, August 31, 2022, September 7, 2022, and June 2, 2023 which show that since Mr. Campbell purchased Convertible Notes in August 2021, he has sold all of his holdings of the Company’s common stock.

2